Schedule 13D
Cusip No. 86775 10 3
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

SunCom Wireless Holdings, Inc.

(Name of Issuer)

   Common Stock, par value $0.01 per share

(Title of Class of Securities)

       86775 10 3
(CUSIP Number)

Brad Finkelstein
O’Melveny & Myers LLP
7 Times Square
New York, New York 10036
Telephone: (212) 728-5671

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

          January 30, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box ☐

Note: The information required on the remainder of this cover page shall not deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
Cusip No. 86775 10 3

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners (23A SBIC), L.P. (formerly known as J.P. Morgan Partners (23A SBIC) LLC) 13-337-6808
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 17,007,258 Class A Common Stock
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 17,007,258 Class A Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,007,258 Class A Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8%
14		TYPE OF REPORTING PERSON PN

Schedule 13D
Cusip No. 86775 10 3

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan SBIC LLC (the successor to J.P. Morgan Investment Corporation) 13-3610568
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON OO

Schedule 13D
Cusip No. 86775 10 3

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sixty Wall Street SBIC Fund, L.P. 13-3926426
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON PN

Schedule 13D
Cusip No. 86775 10 3

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Capital, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 16,987,508 Class A Common Stock
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 16,987,508 Class A Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,987,508 Class A Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8%
14		TYPE OF REPORTING PERSON PN

Schedule 13D
Cusip No. 86775 10 3

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sixty Wall Street Fund, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 16,987,508 Class A Common Stock
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 16,987,508 Class A Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,987,508 Class A Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8%
14		TYPE OF REPORTING PERSON PN

Schedule 13D
Cusip No. 86775 10 3

Explanatory Note

This Schedule 13D is being filed on behalf of J.P. Morgan Partners (23A SBIC), L.P. (“JPMP (SBIC)”), J.P. Morgan SBIC, LLC (“JPM SBIC”), Sixty Wall Street SBIC Fund, L.P. (“Sixty Wall SBIC Fund”), J.P. Morgan Capital, L.P. (“J.P. Morgan Capital”) and Sixty Wall Street Fund, L.P. (“Sixty Wall Fund”), together the “Reporting Persons” to disclose the transfer of shares of Class B Common Stock, par value $0.01 per share, (the “Class B Common Stock”) of SunCom Wireless Holdings, Inc., a Delaware corporation (the “Issuer”) held by JPM SBIC to J.P. Morgan Capital and the transfer of Class B Common Stock by Sixty Wall SBIC Fund to Sixty Wall Fund, and the subsequent conversion by J.P. Morgan Capital and Sixty Wall Fund of such Class B Common Stock into shares of Class A Common Stock, par value $0.01 per share of the Issuer (the “Class A Common Stock”).

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the Class A Common Stock and the Class B Common Stock. The principal executive offices of the Issuer are located at 375 Technology Drive, Malvern, PA 19355.

Item 2. Identity and Background.

This Statement is being filed by each of the following Reporting Persons: (i) J.P. Morgan Partners (23A SBIC), L.P. (formerly known as J.P. Morgan Partners (23A SBIC), LLC and CB Capital Investors, L.P.), a Delaware limited Partnership, whose principal office is located at c/o J.P. Morgan Partners, LLC, 270 Park Avenue, New York, New York 10017, (ii) J.P. Morgan SBIC LLC, a Delaware limited liability company, whose principal office is located at 270 Park Avenue, New York, New York 10017, (iii) Sixty Wall Street SBIC Fund, L.P., a Delaware limited partnership, whose principal office is located at 270 Park Avenue, New York, New York 10017, (iv) J.P. Morgan Capital L.P., a Delaware limited partnership, whose principal office is located at 270 Park Avenue, New York, New York 10017, and (v) Sixty Wall Street Fund, L.P., a Delaware limited partnership, whose principal office is located at 270 Park Avenue, New York, New York 10017.

JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. The General Partner of JPMP (SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc. (formerly known as CB Capital Investors, Inc.), a Delaware corporation (hereinafter referred to as “JPMP (SBIC Manager)”, whose principal business office is located at the same address as JPMP (SBIC). JPMP (SBIC Manager) is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP (SBIC) Manager (the “JPMP (SBIC) Manager Disclosed Parties”). As the general partner of JPMP (SBIC), JPMP (SBIC Manager) may be deemed to beneficially own the shares held by JPMP (SBIC).

Schedule 13D
Cusip No. 86775 10 3

JPMP (SBIC) Manager is a wholly-owned subsidiary of JPMorgan Chase Bank, National Association, a National Banking Association (hereinafter referred to as “JPM Chase Bank”) which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase Bank (the “JPM Chase Bank Disclosed Parties”).

JPM SBIC is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule C hereto and incorporated herein by reference are the names, business address and employments of each executive officer and director of JPM SBIC (the “JPM SBIC Disclosed Parties”). JPM SBIC is a wholly-owned subsidiary of J.P. Morgan SBIC Holdings LLC, a Delaware limited liability company (hereinafter referred to as “JPM SBIC Holdings), whose principal business office is located at the same address as JPM SBIC. JPM SBIC Holdings is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule D hereto and incorporated herein by reference are the names, business addresses and employments of each executive officer and director of JPM SBIC Holdings (the “JPM SBIC Holdings Disclosed Parties”). JPM SBIC Holdings is wholly owned by J.P. Morgan Capital.

J.P. Morgan Capital is also engaged in the venture capital and leveraged buyout business. The general partner of J.P. Morgan Capital is J.P. Morgan Capital Management Company, L.P., a Delaware limited partnership (hereinafter referred to as “Capital Management”), whose principal business office is located at the same address as J.P. Morgan Capital. Capital Management is also engaged in the venture capital and leveraged buyout business. The general partner of Capital Management is J.P. Morgan Capital Management Company, L.L.C., a Delaware limited liability Company (hereinafter referred to as “Capital Management Co.”), whose principal business office is located at the same address as J.P. Morgan Capital. Capital Management Co. is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule E hereto and incorporated herein by reference are the names, business addresses and employments of each executive officer and director of Capital Management Co. (the “Capital Management Co. Disclosed Parties”).

Sixty Wall SBIC Fund is also engaged in the venture capital and leveraged buyout business and is a wholly owned subsidiary of Sixty Wall Fund. Sixty Wall SBIC Fund co-invests with J.P. Morgan Capital and its subsidiaries. The general partner of Sixty Wall SBIC Fund is Sixty Wall Street SBIC Corporation, a Delaware corporation, whose principal business address is located at the same address as Sixty Wall SBIC Fund (hereinafter referred to as “Sixty Wall Corp.”). Sixty Wall Corp. is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule F hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Sixty Wall Corp. (the “Sixty Wall Corp. Disclosed Parties”). As the general partner of Sixty Wall SBIC Fund, Sixty Wall Corp. may be deemed to beneficially own the shares held by Sixty Wall SBIC Fund. Sixty Wall Corp. is wholly owned by Sixty Wall Fund.

Schedule 13D
Cusip No. 86775 10 3

Sixty Wall Fund is also engaged in the venture capital and leveraged buyout business and is owned principally by employees of JPMorgan Chase & Co., a Delaware corporation and its direct and indirect subsidiaries. Sixty Wall Fund co-invests with J.P. Morgan Capital and its subsidiaries. The general partner of Sixty Wall Fund is Sixty Wall Street Management Company, L.P., a Delaware limited partnership, whose principal business address is located at the same address as Sixty Wall Fund (hereinafter referred to as “Management Company”). Management Company is also engaged in the venture capital and leveraged buyout business. As the general partner of Sixty Wall, Management Company may be deemed to beneficially own the shares held by Sixty Wall Fund. Sixty Wall Street Management Company, L.L.C., a Delaware limited liability company (hereinafter referred to as “Management LLC”) is the general partner of Management Company whose principal business address is located at the same address as Sixty Wall Fund. Management LLC is also engaged in the venture capital and leveraged buyout business. As the general partner of Management Company, Management LLC may be deemed to beneficially own the shares held by Sixty Wall Fund. Management LLC is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule G hereto and incorporated herein by reference are the names, business addresses and principal occupations and employments of each executive officer and director of Management LLC (the “Management LLC Disclosed Parties”).

JPM Chase Bank is a wholly-owned subsidiary of JPMorgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as “JPMorgan Chase”) which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. The sole member of each of Capital Management Co. and Management LLC is J.P. Morgan Investment Partners, L.P., whose general partner is JPMP Capital, LLC, a wholly owned subsidiary of JPMorgan Chase. Set forth in Schedule H hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase (the “JPMorgan Chase Disclosed Parties”), and together with the JPMP (SBIC) Manager Disclosed Parties, the JPM Chase Bank Disclosed Parties, the JPM SBIC Disclosed Parties, the JPM SBIC Holdings Disclosed Parties, the Capital Management Co. Disclosed Parties and the Sixty Wall Corp. Disclosed Parties, the “Disclosed Parties”).

During the last five years, no Reporting Person or, to the knowledge of such Reporting Person, no Disclosed Party related to such Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Sources and Amount of Funds or Other Consideration.

The transfer of the Class B Common Stock from JPM SBIC to J.P. Morgan Capital was made for the nominal consideration of $1. The transfer of the Class B Common Stock from Sixty Wall SBIC Fund to Sixty Wall Fund was made for the nominal consideration of $1.

Schedule 13D
Cusip No. 86775 10 3

Item 4. Purpose of Transaction.

The transfer of the Class B Common Stock by JPM SBIC to J.P. Morgan Capital and by Sixty Wall SBIC Fund to Sixty Wall Fund and the conversion of such Class B Common Stock to Class A Common Stock was done to enable the transferees to execute and deliver the Lock-Up and Voting Agreement described in Item 6 below.

The Lock-Up and Voting Agreement has been entered into to facilitate the recapitalization of the Company at the request of certain noteholders of Suncom Wireless, Inc., an indirect wholly owned subsidiary of the Issuer, who are exchanging their notes for shares of the Issuer’s Common Stock.

The acquisition of the Issuer’s Common Stock has been made by JPMP (SBIC), J.P. Morgan Capital and Sixty Wall Fund for investment purposes. Although none of JPMP (SBIC), J.P. Morgan Capital and Sixty Wall Fund has a present intention to do so, each of JPMP (SBIC), J.P. Morgan Capital and Sixty Wall Fund may make additional purchases of the Issuer’s Common Stock either in the open market or in privately negotiated transaction, including transactions with the Issuer, depending on an evaluation of the Issuer’s business prospects and financial condition, the market for the Common Stock, other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, each of JPMP (SBIC), J.P. Morgan Capital and Sixty Wall Fund may decide to sell all or part of its holdings of the Issuer’s Common Stock in one or more public or private transactions.

Each of JPMP (SBIC), J.P. Morgan Capital and Sixty Wall Fund is entering into the Lock-Up and Voting Agreement to facilitate the Issuer’s recapitalization. The recapitalization involves the following transactions:

Pursuant to a merger agreement (the “Merger Agreement”) entered into between the Issuer and SunCom Merger Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”), Merger Sub will be merged with and into the Issuer (the “Merger”). In the merger, each issued and outstanding share of Class A Common Stock of the Issuer will be converted into 0.1 share of Class A Common Stock of the Issuer, as surviving corporation in the merger, plus the contingent right to receive additional shares of Class A Common Stock of the Issuer, as the surviving corporation in the merger, totaling up to a maximum of 3% of the fully-diluted Class A Common Stock of the Issuer in the aggregate to all holders, in the event the Issuer fails to undertake certain actions related to a potential sale of the Issuer following the exchange and the merger. Each issued and outstanding share of common stock of Merger Sub will be cancelled in exchange for no consideration. The merger will be consummated prior to the exchange described below. The merger is being effected, among other reasons, to implement a 1 for 10 reverse stock split and to ensure that the Issuer has sufficient authorized shares of Class A Common Stock to complete the exchange described below;

Following the Merger, each $1,000 principal amount of SunCom Wireless, Inc. (“Suncom Wireless”) 9-3/8% Senior Subordinated Notes due 2011 (the “9 3/8% notes”) and 8 3/4% Senior Subordinated Notes due 2011 (the “8 3/4 notes” and collectively with the 9 3/8% Notes, the “SunCom Wireless subordinated notes”) will be exchanged for 71.114 shares of Class A Common Stock (the “Exchange”). Approximately $732 million in principal amount of the SunCom Wireless subordinated notes are currently outstanding. The Exchange will be effected by SunCom Wireless Investment Co. LLC (“Suncom Investment”). In order to participate in the exchange, each holder of SunCom Wireless subordinated notes will be required to execute and deliver an exchange agreement among the Issuer, SunCom Investment, SunCom Wireless and the other holders of the SunCom Wireless subordinated notes participating in the exchange.

Schedule 13D
Cusip No. 86775 10 3

Except as set forth above in this Item 4, none of JPMP (SBIC), J.P. Morgan Capital and Sixty Wall Fund has a present plan or proposal that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, JPMP (SBIC), J.P. Morgan Capital and Sixty Wall Fund each reserve the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer’s Common Stock to cease to be listed on the NASDAQ National Market System or causing the Common Stock to become eligible for termination of registration, under section 12(g) of the Exchange Act.

Item 5. Interest in Securities of the Issuer.

Name	Beneficial Ownership (%)	Sole Voting	Shared Voting	Sole Disposition	Shared Disposition
JPMP (SBIC)	17,007,258 (23.8%)*	0	17,042,008	0	17,042,008
J.P. Morgan Capital	16,987,508 (23.8%)**	0	16,987,508	0	16,987,508
Sixty Wall Fund	16,987,508 (23.8%)**	0	16,987,508	0	16,987,508
Lispenard Street Credit (Master), Ltd.	16,987,508 (23.8%)**	0	16,987,508	0	16,987,508
Pond View Credit (Master), L.P.	16,987,508 (23.8%)**	0	16,987,508	0	16,987,508
Highland Credit Opportunities CDO, L.P.	16,987,508 (23.8%)**	0	16,987,508	0	16,987,508
Highland Special Opportunities Holding Company	16,987,508 (23.8%)**	0	16,987,508	0	16,987,508
Highland Crusader Offshore Partners, L.P.	16,987,508 (23.8%)**	0	16,987,508	0	16,987,508
Highland Credit Strategies Master Fund, L.P.	16,987,508 (23.8%)**	0	16,987,508	0	16,987,508
Highland CDO Opportunity Master Fund L.P.	16,987,508 (23.8%)**	0	16,987,508	0	16,987,508
Highland Capital Management Services, Inc.	16,987,508 (23.8%)**	0	16,987,508	0	16,987,508
Highland Credit Strategies Fund	16,987,508 (23.8%)**	0	16,987,508	0	16,987,508
Restoration Opportunities Fund	16,987,508 (23.8%)**	0	16,987,508	0	16,987,508

Schedule 13D
Cusip No. 86775 10 3

* JPMP (SBIC) directly holds 9,058,407 shares of Class A Common Stock. In addition it is a party to the Lock-Up and Voting Agreement (as described in Item 6, below) and pursuant to that agreement it may be deemed to be a beneficial owner of the 7,549,104 shares of Class A Common Stock held directly by J.P. Morgan Capital and the 376,995 shares of Class A Common Stock held directly by Sixty Wall Fund. It may also be deemed to be the beneficial owner of 19,750 shares of Class A Common Stock held by Arnold L. Chavkin which it has an option to acquire which is currently exercisable.

** Each of Lispenard Street Credit (Master), Ltd, Pond View Credit (Master), L.P., Highland Credit Opportunities CDO, L.P., Highland Special Opportunities Holding Company, Highland Crusader Offshore Partners, L.P., Highland Credit Strategies Master Fund, L.P. and Highland CDO Opportunity Master Fund L.P., Highland Capital Management Services, Inc., Highland Credit Strategies Fund and Restoration Opportunities Fund (collectively the “Bondholders”) is party to the Lock-Up and Voting Agreement pursuant to which JPMP (SBIC), J.P. Morgan Capital and Sixty Wall Fund agreed to vote their shares of Class A Common Stock in favor of the Merger and the Exchange and agreed to certain restrictions on the transfers of their shares of Common Stock. As a result each of the Bondholders and each of JPMP (SBIC), J.P. Morgan Capital and Sixty Wall Fund may be deemed to be a beneficial owner of the aggregate 16,987,508 shares of Class A Common Stock held by JPMP (SBIC), J.P. Morgan Capital and Sixty Wall Fund, which are subject to the terms of the Lock-Up and Voting Agreement.

Each of JPMP (SBIC), J.P. Morgan Capital and Sixty Wall Fund may be a member of a group with the persons identified in the table above for the purposes of this Statement. JPMP (SBIC), J.P. Morgan Capital and Sixty Wall Fund disclaim beneficial ownership of any shares of Common Stock held by members of the group that might be attributed to them by reason of the Lock-Up and Voting Agreement, which are not held directly by JPMP (SBIC), J.P. Morgan Capital or Sixty Wall Fund. Each Reporting Person is not responsible for the accuracy of any information filed in this Statement relating to any Reporting Person other than itself and its related persons or entities.

On January 30, 2007, JPM SBIC, pursuant to the terms of a stock purchase agreement, transferred 7,549,104 shares of Class B Common Stock to J.P. Morgan Capital, and Sixty Wall SBIC Fund, pursuant to the terms of a stock purchase agreement, transferred 376,995 shares of Class B Common Stock to Sixty Wall Fund, in each case for a consideration of $1. Each of J.P. Morgan Capital and Sixty Wall SBIC Fund then converted those shares of Class B Common Stock to Class A Common Stock of the Issuer. On January 31, 2007 each of JPMP (SBIC), J.P. Morgan Capital and Sixty Wall Fund entered into a Lock-Up and Voting Agreement described in Item 6 which is incorporated herein by reference. Each of JPM SBIC and Sixty Wall (SBIC) Fund ceased to be beneficial owners of any shares of common stock of the Issuer on January 30, 2007.

Schedule 13D
Cusip No. 86775 10 3

No person other than JPMP (SBIC), J.P. Morgan Capital and Sixty Wall Fund, has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Issuer’s Class A Common Stock owned beneficially by JPMP (SBIC), J.P. Morgan Capital and Sixty Wall Fund.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lock-Up and Voting Agreement. Each of JPMP (SBIC), J.P. Morgan Capital, Sixty Wall Fund, Lispenard Street Credit (Master), Ltd, Pond View Credit (Master), L.P., Highland Credit Opportunities CDO, L.P., Highland Special Opportunities Holding Company, Highland Crusader Offshore Partners, L.P., Highland Credit Strategies Master Fund, L.P. and Highland CDO Opportunity Master Fund L.P., Highland Capital Management Services, Inc., Highland Credit Strategies Fund and Restoration Opportunities Fund entered into a lock-up and voting agreement dated January 31, 2007 (the “Lock-Up and Voting Agreement”), wherein each of JPMP (SBIC), J.P. Morgan Capital and Sixty Wall Fund agreed to vote all of their shares of Class A Common Stock in favor of the adoption of the Merger Agreement, and agreed to approve of the Exchange and the transactions contemplated thereby, as described in Item 4 above.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Lock-Up and Voting Agreement dated January 31, 2007.
Exhibit B	Joint Filing Agreement.

Schedule 13D
Cusip No. 86775 10 3

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: February 1, 2007

J.P. MORGAN PARTNERS (23A SBIC), L.P.

By:	J.P. MORGAN PARTNERS (23A SBIC MANAGER), INC. as General Partner

By:	/s/John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN SBIC LLC

By:	/s/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

SIXTY WALL STREET SBIC FUND, L.P.

By:	SIXTY WALL STREET SBIC CORPORATION, as General Partner

By:	/s/John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

Schedule 13D
Cusip No. 86775 10 3

J.P. MORGAN CAPITAL, L.P.

By:	J.P. MORGAN CAPITAL MANAGEMENT COMPANY, L.P., as General Partner

By:	J.P. MORGAN CAPITAL MANAGEMENT COMPANY, L.L.C., as General Partner

By:	/s/John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

SIXTY WALL STREET FUND, L.P.

By:	SIXTY WALL STREET MANAGEMENT COMPANY, L.P., as General Partner

By:	SIXTY WALL STREET MANAGEMENT COMPANY, LLC, as General Partner

By:	/s/John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

Schedule 13D
Cusip No. 86775 10 3
[EXECUTION COPY]

EXHIBIT A

LOCK-UP AND VOTING AGREEMENT

This LOCK-UP AND VOTING AGREEMENT (this “Agreement”) is dated as of January 31, 2007, by and among the Persons executing this Agreement as “Identified Bondholders” on the signature pages hereto (each an “Identified Bondholder” and collectively, the “Identified Bondholders”), and the Persons executing this Agreement as “Stockholders” on the signature pages hereto (each, a “Stockholder” and collectively, the “Stockholders”).

RECITALS

WHEREAS, simultaneously with the execution of this Agreement, the Identified Bondholders, SunCom Wireless Investment Company, LLC, a Delaware limited liability company (“SunCom Investment”), and SunCom Wireless Holdings, Inc., a Delaware corporation (the “Company”), and SunCom Wireless, Inc. (f/k/a Triton PCS, Inc.) (“Wireless”) have entered into an Exchange Agreement (as it may be amended, supplemented, modified or waived from time to time, the “Exchange Agreement”), which provides, among other things, for the delivery by the Company to SunCom Investment of up to 48,304,431 shares of Class A common stock, par value $0.01 per share, of the Company (“Class A Common Stock”), which will in turn be exchanged (the “Exchange”) by SunCom Investment for $302,115,000 principal amount of the 9-3/8% Senior Subordinated Notes due 2011 and $377,139,000 principal amount of the 8-3/4% Senior Subordinated Notes due 2011 (collectively, the “SunCom Wireless Notes”) of SunCom Wireless, Inc., an indirect wholly-owned subsidiary of the Company, which are currently held by the Identified Bondholders, upon the terms and subject to the conditions set forth therein;

WHEREAS, simultaneously with the execution of this Agreement, the Company and SunCom Merger Corp., a Delaware corporation (“Merger Sub”), have entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company, upon the terms and subject to the conditions set forth therein;

WHEREAS, each Stockholder is the record and Beneficial Owner of, and has the sole right to vote and dispose of, that number of shares of Class A Common Stock set forth next to such Stockholder’s name on Schedule A hereto; and

WHEREAS, as an inducement to the Identified Bondholders entering into the Exchange Agreement and incurring the obligations therein, the Identified Bondholders have required that each Stockholder enter into this Agreement.

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

I.   CERTAIN DEFINITIONS

Section 1.1  Capitalized Terms. Capitalized terms used in this Agreement and not defined herein have the meanings ascribed to such terms in the Exchange Agreement.

Section 1.2  Other Definitions. For the purposes of this Agreement:

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(a)  “Beneficial Owner” or “Beneficial Ownership” with respect to any securities means having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act).

(b)  “Legal Actions” means any claims, actions, suits, demand letters, judicial, administrative or regulatory proceedings, or hearings, notices of violation, or investigations.

(c)  “Permits” means all authorizations, licenses, consents, certificates, registrations, approvals, orders and other permits of any Governmental Entity.

(d)  “Representative” means, with respect to any particular Person, any director, officer, employee, agent or other representative of such Person, including any consultant, accountant, legal counsel or investment banker.

(e)  “Transfer” means, with respect to a security, the sale, grant, assignment, transfer, pledge, encumbrance, hypothecation or other disposition of such security or the Beneficial Ownership thereof (including by operation of Law), or the entry into any Contract to effect any of the foregoing, including, for purposes of this Agreement, the transfer or sharing of any voting power of such security or other rights in or of such security, the granting of any proxy with respect to such security, depositing such security into a voting trust or entering into a voting agreement with respect to such security.

II.    AGREEMENT TO VOTE

Section 2.1  Agreement to Vote. Subject to the terms and conditions hereof, each Stockholder irrevocably and unconditionally agrees that from and after the date hereof and until the earliest to occur of (i) the closing of the transactions contemplated by the Exchange Agreement; (ii) the termination of the Exchange Agreement in accordance with its terms, (iii) the written agreement of the Identified Bondholders to terminate this Agreement, and (iv) May 31, 2007 (such earliest occurrence being the “Expiration Time”), at any meeting (whether annual or special, and at each adjourned or postponed meeting) of the Company’s stockholders, however called, or in any other circumstances (including any sought action by written consent) upon which a stockholder vote or other stockholder consent or stockholder approval is sought (any such meeting or other circumstance, a “Stockholders’ Meeting”), the Stockholder will (y) appear at such a meeting or otherwise cause its Class A Common Stock to be counted as present thereat for purposes of calculating a quorum and respond to any other request by the Company for written stockholder consent, if any, and, unless otherwise expressly consented to in writing by the Identified Bondholders, in their sole discretion, (z) vote, or cause to be voted, or take such action by written stockholder consent with respect to, all of such Stockholder’s Class A Common Stock Beneficially Owned by such Stockholder as of the relevant time (A) in favor of the Exchange and the transactions contemplated thereby, including the issuance of the shares of Class A Common Stock, through SunCom Investment, to the Identified Bondholders in exchange for the SunCom Wireless Notes held by such Identified Bondholders, (B) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, (C) against any proposal made in opposition to, or in competition or inconsistent with, the Exchange, the Exchange Agreement, the Merger and/or the Merger Agreement, including the adoption thereof or the consummation thereof, (D) against any extraordinary dividend, distribution or recapitalization by the Company or change in the capital structure of the Company (other than pursuant to or as explicitly permitted by the Exchange Agreement or the Merger Agreement) and (E) against any action or agreement that would reasonably be expected to result in any condition to the consummation of the Exchange Agreement or the Merger Agreement not being fulfilled. The Identified Bondholders will give the Stockholders prompt written notice of the Expiration Time.

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Section 2.2  Additional Agreements. Each Stockholder, as long as such Stockholder remains the record or Beneficial Owner of any Class A Common Stock, agrees that it will from and after the date hereof not directly or indirectly seek, solicit, support, formulate or encourage any other plan, sale, proposal or offer of reorganization, merger, restructuring or recapitalization of the Company and/or its subsidiaries that could reasonably be expected to prevent, delay or impede the Recapitalization of the Company and its subsidiaries as contemplated in the Exchange Agreement or in any other Recapitalization Document. Each Stockholder agrees it shall not (i) object to, or otherwise commence any proceeding opposing, any of the terms of the Exchange Agreement or any Recapitalization Documents or (ii) take any action which is inconsistent with, or that would delay approval or confirmation of any of the Exchange, the Merger Agreement, the Amendments or any of the other Recapitalization Documents.

Section 2.3  Additional Shares. This Agreement shall in no way be construed to preclude any Stockholder from acquiring additional Class A Common Stock, provided, however, that each Stockholder hereby agrees, while this Agreement is in effect, promptly to notify the Identified Bondholders of the number of any new shares of Class A Common Stock with respect to which Beneficial Ownership is acquired by such Stockholder, if any, after the date hereof and before the Expiration Time. Any such shares of Class A Common Stock shall automatically become subject to the terms of this Agreement as though owned by such Stockholder as of the date hereof.

Section 2.4  Restrictions on Transfer, Etc. Except as provided for herein, each Stockholder agrees, from the date hereof until the Expiration Time, not to directly or indirectly Transfer any shares of Class A Common Stock, unless (i) the transferee thereof agrees in writing, on terms reasonably satisfactory to the Identified Bondholders, to assume and be bound by this Agreement, and to assume the rights and obligations of a Stockholder under this Agreement and delivers such writing to counsel to the Identified Bondholders at or prior to the time of the relevant Transfer (each such transferee becoming, upon the Transfer, a Stockholder hereunder) or (ii) such Stockholder has already voted, consented to or approved (as the case may be) once, in favor of the Exchange and the Merger Agreement as required by Section 2.1 above, and such vote, consent or approval has become irrevocable under applicable law. Each Stockholder further agrees to authorize and hereby authorizes the Identified Bondholders and the Company to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the shares of Class A Common Stock owned by such Stockholder and that this Agreement places limits on the voting of such Class A Common Stock, and further agrees that an appropriate legend may be placed on the shares of Class A Common Stock owned by such Stockholder with respect to the restrictions on transfer set forth in this Section 2.4 and that such Stockholder will submit such certificates to the Identified Bondholders and the Company for the inclusion of such legend; provided, that such legend shall be removed upon the earlier of (i) the Expiration Time and (ii) immediately prior to any Transfer not in violation of the first sentence of this Section 2.4.

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III.   REPRESENTATIONS AND WARRANTIES

Section 3.1  Representations and Warranties of Stockholders. Each Stockholder, severally and not jointly, represents and warrants to the Identified Bondholders as of the date of this Agreement and at all times during the term of this Agreement, as follows:

(a)  Such Stockholder has the requisite capacity and authority to execute and deliver this Agreement and to fulfill and perform such Stockholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a legal, valid and binding agreement of such Stockholder enforceable by the Identified Bondholders against such Stockholder in accordance with its terms, subject to (i) the effects of bankruptcy and similar laws affecting creditors’ rights generally, (ii) principles of equity and (iii) the implied covenant of good faith and fair dealing.

(b)  Such Stockholder is the record and Beneficial Owner and has good, valid and marketable title, free and clear of any Liens (other than those arising under this Agreement), of the Class A Common Stock set forth next to such Stockholder’s name on Schedule A hereto, and, except as provided in this Agreement, has full and unrestricted power to dispose of and vote all of such shares of Class A Common Stock without the consent or approval of, or any other action on the part of any other Person, and has not granted any proxy inconsistent with this Agreement that is still effective or entered into any voting or similar agreement with respect to, such shares of Class A Common Stock. Except (i) with respect to shares of Class A Common Stock owned by Arnold L. Chavkin (the “Chavkin Shares”) and (ii) 34,750 shares of Class A Common Stock Beneficially Owned by J.P. Morgan Partners (23A SBIC), L.P. that are not listed on Schedule A (the “Excluded Shares”), the shares of Class A Common Stock set forth next to such Stockholder’s name on Schedule A hereto constitute all of the capital stock of the Company that is Beneficially Owned by such Stockholder as of the date hereof, and, except for such shares of Class A Common Stock, the Stockholder does not Beneficially Own or have any right to acquire (whether currently, upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combination of the foregoing) any shares of Class A Common Stock, Class B Common Stock or any securities convertible into Class A Common Stock or Class B Common Stock.

(c)  Other than the filing by such Stockholder of any reports with the SEC required by Sections 13(d) or 16(a) of the Exchange Act, none of the execution and delivery of this Agreement by such Stockholder, the consummation by such Stockholder of the transactions contemplated hereby or compliance by such Stockholder with any of the provisions hereof (i) requires any consent or other Permit of, or filing with or notification to, any Governmental Entity or any other Person by such Stockholder, (ii) results in a violation or breach of, or constitutes (with or without notice or lapse of time or both) a default (or gives rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any organizational document or contract to which such Stockholder is a party or by which such Stockholder or any of such Stockholder’s properties or assets (including such Stockholder’s Class A Common Stock or Class B Common Stock) may be bound, (iii) violates any order or law applicable to such Stockholder or any of such Stockholder’s properties or assets (including such Stockholder’s Class A Common Stock or Class B Common Stock), or (iv) results in a Lien upon any of such Stockholder’s properties or assets (including such Stockholder’s Class A Common Stock or Class B Common Stock).

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Cusip No. 86775 10 3

IV.   ADDITIONAL COVENANTS

Section 4.1  Disclosure. Each Stockholder hereby authorizes the Identified Bondholders and the Company to publish and disclose in any announcement or disclosure required by the SEC or other Governmental Entity such Stockholder’s identity and ownership of the Class A Common Stock and the nature of such Stockholder’s obligations under this Agreement; provided that, to the extent practicable, each such Stockholder shall have a reasonable opportunity to review and comment on any such announcement or disclosure prior to its publication, filing or disclosure.

Section 4.2  Non-Interference; Further Assurances. Each Stockholder agrees that, prior to the termination of this Agreement, such Stockholder shall not take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect in any material respect or have the effect of preventing, impeding, interfering with or adversely affecting the performance by such Stockholder of its obligations under this Agreement (it being agreed that Transfers not prohibited by Section 2.4 are permitted actions). Each Stockholder agrees, without further consideration, to execute and deliver such additional documents and to take such further actions as necessary or reasonably requested by the Identified Bondholders to confirm and assure the rights and obligations set forth in this Agreement.

Section 4.3  Releases.

(a)  Effective as of and subject to the occurrence of the Closing, each of the Identified Bondholders release and forever discharge each of J.P. Morgan Partners (23A SBIC), L.P., J.P. Morgan SBIC LLC, Sixty Wall Street SBIC Fund, L.P, J.P. Morgan Capital, L.P., Sixty Wall Street Fund, L.P., their respective current and former directors, officers, partners and employees, and Arnold L. Chavkin (collectively, the “Chase Release Parties”), from any and all claims, counterclaims, causes of action, demands, obligations, sums of money, contract, agreements, or damages, whether in law or in equity, that they had, now have, may have, or may have had against them, whether liquidated or unliquidated, known or unknown, matured or unmatured, relating to or arising out of acts or omissions of the Chase Release Parties occurring prior to the Closing in their capacity as stockholders or directors of the Company or directors, officers, partners and employees of such Chase Release Parties, respectively; provided, however, that such release does not extend to acts of theft or fraud committed by any of the Chase Release Parties against any Purchaser. This Section 4.3(a) is intended for the irrevocable benefit of the Chase Release Parties and shall be binding on all successors and assigns of each of the Identified Bondholders.

(b)  Effective as of and subject to the occurrence of the Closing, each of J.P. Morgan Partners (23A SBIC), L.P., J.P. Morgan Capital, L.P. and Sixty Wall Street Fund, L.P., on behalf of the Chase Release Parties, release and forever discharge each of the Identified Bondholders from any and all claims, counterclaims, causes of action, demands, obligations, sums of money, contract, agreements, or damages, whether in law or in equity, that they had, now have, may have, or may have had against them, whether liquidated or unliquidated, known or unknown, matured or unmatured, relating to or arising out of acts or omissions by such Identified Bondholders related to the Company and its subsidiaries and the transactions contemplated by the Exchange Agreement, including the Exchange and the Merger; provided, however, that such release does not and will not extend to acts of theft or fraud committed by the Identified Bondholders against Chase Release Parties.

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Cusip No. 86775 10 3

V.   TERMINATION

Section 5.1  Termination. This Agreement shall terminate without further action at the Expiration Time.

Section 5.2  Effect of Termination. Upon termination of this Agreement, the rights and obligations of all the parties will terminate and become void without further action by any party except for the provisions of Section 4.3, Section 5.1, this Section 5.2 and Article VI, which will survive such termination. For the avoidance of doubt, the termination of this Agreement shall not relieve any party of liability for any willful breach of this Agreement prior to the time of termination.

VI.   GENERAL

Section 6.1  Notices. Any notice, request, instruction or other communication under this Agreement shall be in writing and delivered by hand or overnight courier service or by facsimile, (i) if to a Stockholder, to the address set forth below such Stockholder’s name on the signature pages hereto, and (ii) if to an Identified Bondholder, to the address set forth below such Identified Bondholder’s name on the signature pages hereto. Each such communication will be effective (A) if delivered by hand or overnight courier service, when such delivery is made at the address specified in this Section 6.1, or (B) if delivered by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 6.1 and appropriate confirmation is received.

Section 6.2  Parties in Interest. Other than with respect to the parties to this Agreement, nothing in this Agreement, express or implied, is intended to or shall confer upon any person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 6.3  Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any applicable principles of conflict of laws that would cause the laws of another state otherwise to govern this Agreement.

Section 6.4  Severability. The provisions of this Agreement are severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision will be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (ii) the remainder of this Agreement and the application of that provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

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Cusip No. 86775 10 3

Section 6.5  Assignment. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto, in whole or part (whether by operation of law or otherwise), without the prior written consent of the other parties hereto and any attempt to do so shall be null and void (it being agreed that any Transfer not prohibited by Section 2.4 shall be permitted).

Section 6.6  Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

Section 6.7  Interpretation. The headings in this Agreement are for reference only and do not affect the meaning or interpretation of this Agreement. Definitions apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun includes the corresponding masculine, feminine and neuter forms. All references in this Agreement to Articles and Sections refer to Articles and Sections of this Agreement unless the context requires otherwise. The words “include,” “includes” and “including” are not limiting and will be deemed to be followed by the phrase “without limitation.” The phrases “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall be inclusive and not exclusive unless the context requires otherwise. Unless the context requires otherwise, any agreements, documents, instruments or laws defined or referred to in this Agreement will be deemed to mean or refer to such agreements, documents, instruments or laws as from time to time amended, modified or supplemented, including (i) in the case of agreements, documents or instruments, by waiver or consent and (ii) in the case of laws, by succession of comparable successor statutes. All references in this Agreement to any particular law will be deemed to refer also to any rules and regulations promulgated under that law. References to a Person will refer to its predecessors and successors and permitted assigns.

Section 6.8  Amendments. This Agreement may not be amended except by the express written agreement signed by each Stockholder and Identified Bondholders representing at least 85% in aggregate principal amount of the SunCom Wireless Notes.

Section 6.9  Extension; Waiver. At any time prior to the Effective Time, Identified Bondholders representing at least 85% in aggregate principal amount of the SunCom Wireless Notes, on the one hand, and the Stockholders, on the other hand, may (i) extend the time for the performance of any of the obligations of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or (iii) waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

Schedule 13D
Cusip No. 86775 10 3

Section 6.10  Fees and Expenses. Except as expressly provided in this Agreement, each party is responsible for its own fees and expenses (including the fees and expenses of financial consultants, investment bankers, accountants and counsel) in connection with the entry into of this Agreement and the consummation of the transactions contemplated hereby.

Section 6.11  Entire Agreement. This Agreement constitutes the entire agreement and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement.

Section 6.12  Rules of Construction. The parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any laws or rule of construction providing that ambiguities in any agreement or other document will be construed against the party drafting such agreement or other document.

Section 6.13  Remedies Cumulative. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

Section 6.14  Counterparts; Effectiveness; Execution. This Agreement may be executed in any number of counterparts, all of which are one and the same agreement. This Agreement will become effective and binding upon each Stockholder when executed by such Stockholder and the Identified Bondholders. This Agreement may be executed by facsimile signature by any party and such signature is deemed binding for all purposes hereof, without delivery of an original signature being thereafter required.

Section 6.15  Specific Performance. The parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that prior to the termination of this Agreement in accordance with Article V the parties to this Agreement will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 6.16  Submission to Jurisdiction. By its execution and delivery of this Agreement, each of the parties hereto hereby irrevocably and unconditionally agrees for itself that any legal action, suit or proceeding against it with respect to any matter under or arising out of or in connection with this Agreement or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, may be brought in either a state or federal court of competent jurisdiction in the State of New York. By execution and delivery of this Agreement, each of the parties hereto hereby irrevocably accepts and submits itself to the nonexclusive jurisdiction of each such court, generally and unconditionally, with respect to any such action, suit or proceeding.

Schedule 13D
Cusip No. 86775 10 3

Section 6.17  Waiver of Jury Trial. Each party acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any litigation, controversy or other Legal Action directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party to this Agreement certifies and acknowledges that (i) no Representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a Legal Action, (ii) such party has considered the implications of this waiver, (iii) such party makes this waiver voluntarily and (iv) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 6.17.

Section 6.18  Chavkin Shares and Excluded Shares. Notwithstanding anything herein to the contrary, this Agreement shall not apply to the Chavkin Shares or the Excluded Shares.

[Remainder of page intentionally left blank. Signature Page Follows.]

Schedule 13D
Cusip No. 86775 10 3

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed as of the date first above written.

IDENTIFIED BONDHOLDERS:

LISPENARD STREET CREDIT (MASTER), LTD

By: DiMaio Ahmad Capital LLC, its investment manager

By:
      Name: Wes Higgins
  Title:  Partner and Chief Operating Officer

POND VIEW CREDIT (MASTER), L.P.

By: DiMaio Ahmad Capital LLC, its investment manager

By:
      Name: Wes Higgins
      Title:  Partner and Chief Operating Officer

[Signature Page to Lock-Up and Voting Agreement]

Schedule 13D
Cusip No. 86775 10 3

HIGHLAND CREDIT OPPORTUNITIES CDO, L.P.

By:	Highland Credit Opportunities CDO GP, L.P., its general partner

By:	Highland Credit Opportunities CDO GP, LLC, its general partner

By:	Highland Capital Management, L.P., its sole member

By:	Strand Advisors, Inc., its general partner

By:
       Name: Mark K. Okada
       Title: Executive Vice President Strand Advisors, Inc.,
      General Partner of Highland Capital Management, L.P.

HIGHLAND SPECIAL OPPORTUNITIES HOLDING
COMPANY

By:  Highland Capital Management, L.P., as Collateral Manager

By:  Strand Advisors, Inc., its general partner

By:
       Name: Mark K. Okada
       Title: Executive Vice President Strand Advisors, Inc.,
      General Partner of Highland Capital Management, L.P.

[Signature Page to Lock-Up and Voting Agreement]

Schedule 13D
Cusip No. 86775 10 3

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

By:  Highland Crusader Fund GP, L.P., its general partner

By:  Highland Crusader GP, LLC., its general partner

By:  Highland Capital Management, L.P., its sole member

By:  Strand Advisors, Inc., its general partner
By:
                        Name: Mark K. Okada
                        Title: Executive Vice President Strand Advisors, Inc.,
                         General Partner of Highland Capital Management, L.P.

HIGHLAND CREDIT STRATEGIES MASTER FUND, L.P.

By:  Highland General Partner, L.P., its general partner

By: Highland GP Holdings LLC, its general partner

By:  Highland Capital Management, LP, its sole member

By:  Strand Advisors, Inc., its general partner

By:
                        Name: Mark K. Okada
                        Title: Executive Vice President Strand Advisors, Inc.,
                         General Partner of Highland Capital Management, L.P.

[Signature Page to Lock-Up and Voting Agreement]

Schedule 13D
Cusip No. 86775 10 3

HIGHLAND CDO OPPORTUNITY MASTER FUND, L.P.

By:  Highland CDO Opportunity Fund GP, L.P., its  general partner

By:  Highland CDO Opportunity Fund GP, LLC., its  general partner

By:  Highland Capital Management, L.P., its sole  member

By:  Strand Advisors, Inc., its general partner

By:
        Name: Mark K. Okada
        Title: Executive Vice President Strand Advisors, Inc.,
         General Partner of Highland Capital Management, L.P.

HIGHLAND CAPITAL MANAGEMENT SERVICES, INC.

By:
       Name: Mark K. Okada
       Title: Officer

[Signature Page to Lock-Up and Voting Agreement]

Schedule 13D
Cusip No. 86775 10 3

HIGHLAND CREDIT STRATEGIES FUND

By:
        Name:
        Title:

RESTORATION OPPORTUNITIES FUND

By:
       Name:
       Title:

[Signature Page to Lock-Up and Voting Agreement]

Schedule 13D
Cusip No. 86775 10 3

STOCKHOLDERS:

J.P. MORGAN PARTNERS (23A SBIC), L.P.

By: CCMP Capital Advisers, LLC as Attorney in Fact

By: _____________________________________________
Name:
Title:

J.P. MORGAN CAPITAL, L.P.

By: CCMP Capital Advisors, LLC as Attorney in Fact

By: _____________________________________________
Name:
Title:

SIXTY WALL STREET FUND, L.P.

By: CCMP Capital Advisors, LLC as Attorney in Fact

By: _____________________________________________
Name:
Title:

[Signature Page to Lock-Up and Voting Agreement]

Schedule 13D
Cusip No. 86775 10 3

SCHEDULE A

STOCKHOLDER OWNERSHIP

Stockholder	Class A Common Stock	Total

J.P. Morgan Partners (23A SBIC), L.P.	9,058,407	9,058,407
J.P. Morgan Capital, L.P.	7,549,104	7,549,104
Sixty Wall Street Fund, L.P	376,995	376,995

Schedule 13D
Cusip No. 86775 10 3
EXHIBIT B

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement of Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is accurate.

Dated this 1st day of February, 2007.

J.P. MORGAN PARTNERS (23A SBIC), L.P.

By:	J.P. MORGAN PARTNERS (23A SBIC MANAGER), INC. as General Partner

By:	/s/John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN SBIC LLC

By:	/s/John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

SIXTY WALL STREET SBIC FUND, L.P.

By:	SIXTY WALL STREET SBIC CORPORATION, as General Partner

COMPANY NAME CORPORATION

By:	/s/John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

Schedule 13D
Cusip No. 86775 10 3

J.P. MORGAN CAPITAL, L.P.

By:	J.P. MORGAN CAPITAL MANAGEMENT COMPANY, L.P., as General Partner

By:	J.P. MORGAN CAPITAL MANAGEMENT COMPANY, L.L.C., as General Partner

By:	/s/John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

SIXTY WALL STREET FUND, L.P.

By:	SIXTY WALL STREET MANAGEMENT COMPANY, L.P., as General Partner

By:	SIXTY WALL STREET MANAGEMENT COMPANY, LLC, as General Partner

By:	/s/John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

Schedule 13D
Cusip No. 86775 10 3

SCHEDULE A

J.P. MORGAN PARTNERS (23A SBIC MANAGER), INC.

Executive Officers (1)

Chief Investment Officer	Ina R. Drew*
Managing Director	Joseph S. Bonocore*
Managing Director	Ana Capella Gomez-Acebo*
Managing Director	John C. Wilmot*
Managing Director and Assistant Secretary	Richard Madsen*
Vice President	William T. Williams Jr*
Vice President and Assistant General Counsel	Judah Shechter*
Vice President and Assistant General Counsel	Elizabeth De Guzman*

Directors (1)
Ina R. Drew*
John C. Wilmot*

(1) Each of whom is a United States citizen.

* Principal occupation is employee and/or officer of JPMorgan Chase & Co.
    Business address is c/o J.P. Morgan Partners, LLC, 270 Park Avenue, New York, New York 10017.

Schedule 13D
Cusip No. 86775 10 3
SCHEDULE B

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION

Executive Officers (1)

President and Chief Executive Officer	James Dimon*
Chief Administrative Officer	Frank Bisignano*
Co-Chief Executive Officer, Investment Bank	Steven D. Black*
Chief Financial Officer	Michael J. Cavanagh*
Director of Human Resources	John J. Bradley*
Chief Investment Officer	Ina R. Drew*
Head, Commercial Banking	Samuel Todd Maclin*
Head, Strategy and Business Development	Jay Mandelbaum*
Chief Executive Officer, Treasury &
Securities Services	Heidi Miller*
Head, Retail Financial Services	Charles W. Scharf*
Chief Executive Officer, Card Services	Richard J. Srednicki*
Global Head, Asset & Wealth Management	James E. Staley*

Co-Chief Executive Officer, Investment Bank	William T. Winters*

(1) Each of whom is a United States citizen.

* Principal occupation is employee or officer of JPMorgan Chase & Co.
    Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

Schedule 13D
Cusip No. 86775 10 3
Directors (1)

Name	Principal Occupation or Employment; Business or Residence Address
Steven D. Black	Co-Chief Executive Officer, Investment Bank JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Frank J. Bisignano	Chief Administrative Officer JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James Dimon	President and Chief Executive Officer JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Michael J. Cavanaugh	Chief Financial Officer JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Charles W. Scharf	Global Head of Retail Financial Services JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James E. Staley	Global Head, Asset & Wealth Management JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

(1) Each of whom is a United States citizen.

Schedule 13D
Cusip No. 86775 10 3

SCHEDULE C
J.P. MORGAN SBIC LLC

Executive Officers (1)

Chief Investment Officer	Ina R. Drew*
Managing Director	Joseph S. Bonocore*
Managing Director	Ana Capella Gomez-Acebo*
Managing Director	John C. Wilmot*
Managing Director and Assistant Secretary	Richard Madsen*
Vice President	William T. Williams Jr*
Vice President and Assistant General Counsel	Judah Shechter*
Vice President and Assistant General Counsel	Elizabeth De Guzman*

Directors (1)
Ina R. Drew*
John C. Wilmot*

(1) Each of whom is a United States citizen.

* Principal occupation is employee and/or officer of JPMorgan Chase & Co.
   Business address is c/o J.P. Morgan Partners, LLC, 270 Park Avenue, New York, New York 10017.

Schedule 13D
Cusip No. 86775 10 3

SCHEDULE D

J.P. MORGAN SBIC HOLDINGS LLC

Executive Officers (1)

Chief Investment Officer	Ina R. Drew*
Managing Director	Joseph S. Bonocore*
Managing Director	Ana Capella Gomez-Acebo*
Managing Director	John C. Wilmot*
Managing Director and Assistant Secretary	Richard Madsen*
Vice President	William T. Williams Jr*
Vice President and Assistant General Counsel	Judah Shechter*
Vice President and Assistant General Counsel	Elizabeth De Guzman*

Directors (1)
Ina R. Drew*
John C. Wilmot*

(1) Each of whom is a United States citizen.

* Principal occupation is employee and/or officer of JPMorgan Chase & Co.
   Business address is c/o J.P. Morgan Partners, LLC, 270 Park Avenue, New York, New York 10017.

Schedule 13D
Cusip No. 86775 10 3
SCHEDULE E

J.P. MORGAN CAPITAL MANAGEMENT COMPANY, L.L.C.

Executive Officers(1)

Chief Investment Officer	Ina R. Drew*
Managing Director	Joseph S. Bonocore*
Managing Director	Ana Capella Gomez-Acebo*
Managing Director	John C. Wilmot*
Managing Director and Assistant Secretary	Richard Madsen*
Vice President	William T. Williams Jr*
Vice President and Assistant General Counsel	Judah Shechter*
Vice President and Assistant General Counsel	Elizabeth De Guzman*

Directors (1)
Ina R. Drew*
John C. Wilmot*

(1) Each of whom is a United States citizen.

* Principal occupation is employee and/or officer of JPMorgan Chase & Co.
   Business address is c/o J.P. Morgan Partners, LLC, 270 Park Avenue, New York, New York 10017.

Schedule 13D
Cusip No. 86775 10 3
SCHEDULE F

SIXTY WALL STREET SBIC CORPORATION

Executive Officers(1)

Chief Investment Officer	Ina R. Drew*
Managing Director	Joseph S. Bonocore*
Managing Director	Ana Capella Gomez-Acebo*
Managing Director	John C. Wilmot*
Managing Director and Assistant Secretary	Richard Madsen*
Vice President	William T. Williams Jr*
Vice President and Assistant General Counsel	Judah Shechter*
Vice President and Assistant General Counsel	Elizabeth De Guzman*

Directors (1)
Ina R. Drew*
John C. Wilmot*

(1) Each of whom is a United States citizen.

* Principal occupation is employee and/or officer of JPMorgan Chase & Co.
   Business address is c/o J.P. Morgan Partners, LLC, 270 Park Avenue, New York, New York 10017.

Schedule 13D
Cusip No. 86775 10 3
SCHEDULE G

SIXTY WALL STREET MANAGEMENT COMPANY, L.L.C.

Executive Officers(1)

Chief Investment Officer	Ina R. Drew*
Managing Director	Joseph S. Bonocore*
Managing Director	Ana Capella Gomez-Acebo*
Managing Director	John C. Wilmot*
Managing Director and Assistant Secretary	Richard Madsen*
Vice President	William T. Williams Jr*
Vice President and Assistant General Counsel	Judah Shechter*
Vice President and Assistant General Counsel	Elizabeth De Guzman*

Directors (1)
Ina R. Drew*
John C. Wilmot*

(1) Each of whom is a United States citizen.

Principal occupation is employee and/or officer of JPMorgan Chase & Co.
Business address is c/o J.P. Morgan Partners, LLC, 270 Park Avenue, New York, New York 10017.

Schedule 13D
Cusip No. 86775 10 3
SCHEDULE H

JPMORGAN CHASE & CO.

Executive Officers(1)

President and Chief Executive Officer	James Dimon*
Chief Administrative Officer	Frank Bisignano*
Co-Chief Executive Officer, Investment Bank	Steven D. Black*
Chief Financial Officer	Michael J. Cavanagh*
Director of Human Resources	John J. Bradley*
Chief Investment Officer	Ina R. Drew*
Head, Commercial Banking	Samuel Todd Maclin*
Head, Strategy and Business Development	Jay Mandelbaum*
Chief Executive Officer, Treasury &
Securities Services	Heidi Miller*
Head, Retail Financial Services	Charles W. Scharf*
Chief Executive Officer, Card Services	Richard J. Srednicki*
Global Head, Asset & Wealth Management	James E. Staley*
Co-Chief Executive Officer, Investment Bank	William T. Winters*

(1) Each of whom is a United States citizen.
* Principal occupation is employee or officer of JPMorgan Chase & Co.
   Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York,
   New York 10017.

Schedule 13D
Cusip No. 86775 10 3

Directors (1)

Name	Principal Occupation or Employment; Business or Residence Address
John H. Biggs	Former Chairman and CEO TIAA - CREF c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Crandall C. Bowles	Chairman and Chief Executive Officer Spring Global US, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Stephen B. Burke	President Comcast Cable Communications, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James S. Crown	President Henry Crown and Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James Dimon	Chief Executive Officer JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Ellen V. Futter	President and Trustee American Museum of Natural History c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William H. Gray, III	Retired President and Chief Executive Officer The College Fund/UNCF c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

Schedule 13D
Cusip No. 86775 10 3

Laban P. Jackson, Jr.	Chairman and Chief Executive Officer Clear Creek Properties, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Lee R. Raymond	Chairman of the Board and Chief Executive Officer Exxon Mobil Corporation c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
John W. Kessler	Owner John W. Kessler Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Robert I. Lipp	Chairman The St. Paul Travelers Companies, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Richard A. Monoogian	Chairman and Chief Executive Officer Masco Corporation c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
David C. Novak	Chairman and Chief Executive Officer Yum! Brands, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William C. Weldon	Chairman and Chief Executive Officer Johnson & Johnson c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017